EXHIBIT 2
                                                                       ---------



NEWS RELEASE


MAY 20, 2003


ARC ENERGY TRUST ANNOUNCES POSITIVE REVISIONS TO RESERVES

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CALGARY, MAY 20, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC") is pleased to announce that as part of the process to complete its Annual Information Form, the Trust's corporate reserves evaluator Gilbert Laustsen Jung Associates Ltd. ("GLJ") has completed an assessment of the reserves acquired by ARC through the purchase of Star Oil and Gas Ltd. This assessment increases the established reserves acquired to 80 mmboe, seven per cent greater than the previously announced reserves of 75 mmboe.

The following table outlines GLJ's assessment of the reserves which were acquired effective January 1, 2003:


                                        Crude         Natural Gas       Natural            Oil
                                         Oil            Liquids          Gas            Equivalent
                                        (Mbbl)          (Mbbl)          (Bcf)              (Mboe)
                                        ------          ------          -----              ------
Proved Developed Producing              8,500           2,900           203.0             45,400
Proved Undeveloped                      2,600             900           109.0             21,700
Total Proved                           11,200           3,800           313.0             67,100
Probable                                5,000           1,400           118.0             26,000
Established (Proved + 50% Probable)    13,700           4,500           372.0             80,100
Established Natural Gas Component                                                             77%


                                        Crude         Natural Gas       Natural            Oil
                                         Oil            Liquids          Gas            Equivalent
                                         ---            -------          ---            ----------
 Reserve Life Index (Years)*
   Proved Developed Producing             6.8             5.6             6.5                6.5
   Total Proved                           8.8             7.3            10.1                9.6
   Established                           10.8             8.7            12.0               11.5

         o        Based upon expected average 2003 production of 19,000 boe/d.


Based on these revised reserves, the $631.8 million net acquisition price equates to a purchase price of $9.44 per boe of proved reserves and $7.90 per boe of established reserves. Additional details from the GLJ evaluation are provided in the AIF document which is available at WWW.ARCRESOURCES.COM and at WWW.SEDAR.COM.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value, of approximately $2.4 billion. The Trust currently has an interest in oil and gas production of approximately 62,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2002 and beyond; the sources, deployment and allocation of expected capital in 2002 and 2003; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; the company's ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; and other risks and uncertainties inherent in oil and gas production operations. Although ARC believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this news release, and ARC does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                             WWW.ARCRESOURCES.COM or
                                    contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
             Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9